Exhibit 99.1

AÑO DE LA UNIVERSALIZACION DE LA SALUD

ANNEX

Monthly Position of Financial Derivatives

Company:	CEMENTOS PACASMAYO S.A.A.
Information as of:	May 31, 2020

Details of Financial Derivative Instruments:

					Fair Value (b)
Derivative Instrument (1)	Purpose (2)	Amount (3)	Asset or Liabilities Variable (4)	Currency (5)	Current Month	Previous Month
Cross Currency Swaps	Coverage	USD 132 MM total	Liability: Corporate bond	PEN	19,114,450	10,595,644
Cross Currency Swaps	Negotiation	USD 18 MM total	Exchange rate	PEN	2,670,550	1,480,356

Accumulative Gain/Loss and Fair Value (a)

	Currency (5)	PEN
Total amount of profit (+)/loss(-) during the year due to Derivative Financial Instruments (6):	-255,000

Additional Information:

(a)	The total cumulative profit/loss as of may 31, 2020 for Derivative Financial Instruments is determined according to instructions from the Superintendency of Securities and includes the following transactions recorded in other comprehensive income and profit and loss during 2020: variation in fair value of derivative financial instruments, exchange difference, income tax and accrued commissions.

(b)	The amounts relating to the fair value of the Cross Currency Swaps are estimated internally in accordance with the International Financial Reporting Standards and using valuation techniques based on market data and are preliminary and subject to change.

Notas:

(1)	Forward, Future, Options, Swap, among others.
(2)	According to International Financial Reporting Standards (IFRS) are eligible for coverage or Negotiation.
(3)	Notional amount or Nominal Value in Contract.
(4)	If hedging derivatives cases represents the asset or liability that has being hedging and in the case of trading derivatives is the reference variable.
(5)	Presentation currency of individual interim financial information.
(6)	It represents total income and / or expenses of all derivative financial instruments, including: (i) income & expenses for derivative instruments accumulated in the year that are recorded in the statement of profit and loss; and (ii) the total variation accumulated at the end of period of the derivative instruments that are recorded in other comprehensive income.

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